Exhibit 99.1

Vimicro Announces Improved Third-Quarter 2012 Results and a Return to Positive GAAP Net Income

•                  Returns to Positive Operating Income

•                  Strong Increase in Surveillance Sales

Third-quarter Highlights:

•                  Revenues increased 14.9% year over year to $21.7 million

•                  Surveillance revenues increased 45.4% year over year

•                  Gross margins increased more than six percentage points year over year to 38.0%

•                  Operating profit turned positive, at $1.5 million

•                  GAAP net income attributable to Vimicro turned positive, at $2.9 million, or $0.10 per diluted ADS

BEIJING, China — November 7, 2012 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading imaging processor and IP-based surveillance solution provider, today announced financial results for the third quarter ended September 30, 2012.

Third-Quarter 2012 Results

Net revenue in the third quarter of 2012 was $21.7 million, as compared to net revenue from continuing operations of $19.5 million in the second quarter and $18.9 million from continuing operations in the year-ago quarter. (Results for the third quarter of 2011 and the second and third quarters of 2012 have been adjusted for continuing operations to reflect the divestiture of certain business lines.) Third-quarter revenues were towards the upper end of the guidance range of $20 to $22 million. The 14.9% year-over-year revenue increase was due to higher sales in both product lines, reflecting successful execution of the Company’s new focus.

Gross profit in the third quarter was $8.3 million, as compared with $6.0 million in the year-ago quarter.  The gross margin in the third quarter was 38.0%, as compared with 31.8% in the year-ago quarter and 36.5% in the second quarter, owing to a successful new product transition at key customers.

Operating expenses in the third quarter were $6.8 million, as compared to $11.3 million in the year-ago quarter.  Operating expenses decreased year-over-year and sequentially due to the success of the Company’s divestiture of non-performing businesses and an increase in focus on its two business lines. The Company turned profitable on an operating basis, reporting operating income of $1.5 million, as compared to a loss of $5.3 million in the year-ago quarter.

Vimicro remained profitable on a non-GAAP basis in the third quarter, and non-GAAP net income from continuing operations attributable to Vimicro International Corporation was $2.9 million, or approximately $0.09 per ADS on diluted basis, as compared to a non-GAAP net loss from continuing operations attributable to Vimicro of $1.7 million, or $0.05 per ADS in the year-ago quarter.  The non-GAAP net income attributable to Vimicro International Corporation excludes $0.4 million of non-cash, share-based compensation.  In the third quarter, Vimicro turned profitable on a GAAP basis, reporting GAAP net income attributable to Vimicro of $2.9 million, or $0.10 per diluted ADS, as compared of a loss of $5.3 million, or $0.14 per diluted ADS year over year.

As of September 30, 2012, the Company had cash and cash equivalents of approximately $33.2 million and restricted cash of $5.2 million, totaling $38.4 million. Total current assets were approximately $91.8 million, and Vimicro had working capital of approximately $64.7 million, and $4.7 million of long-term bank loans on its balance sheet, as of September 30, 2012.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “We are pleased to report such a strong quarter financially and particularly for our surveillance business, after several quarters during which the Company was transitioning to its current focus on image processing and surveillance.  Our reporting positive operating profit, continued non-GAAP profitability, and a return to positive GAAP net income in the third quarter shows that Vimicro’s restructuring has been successfully completed. Our strong third-quarter results show the full benefits of the changes we made to increase our focus on our current product line.  Looking ahead, we believe the Company’s turnaround will be reflected by the market as we keep delivering value to our shareholders.”

Business Outlook

For the fourth quarter of 2012, Vimicro expects revenues of $20 to $23 million.

Recent Events

On November, 1, Vimicro announced that its subsidiary Vimicro Electronics Corporation had secured a major government purchase contract from the Jinzhong City Public Security Bureau of Shanxi province to provide Surveillance Video and Audio Coding (SVAC)-based security surveillance products and services, with Vimicro’s portion valued at US $6.23 million.

On November 1, Vimicro announced that that the Company had received notification from the Nasdaq Stock Market of having regained compliance with the $1.00 minimum per-share closing bid-price requirement.

Third-Quarter Earnings Release and Conference Call Information

Vimicro plans to release third-quarter 2012 results on Wednesday, November 7 before the U.S. market opens.  The Company will also hold a conference call at 8:00 a.m. EST on Wednesday, November 7, 2012, to discuss financial results for the third quarter ended September 30, 2012.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (866) 831-6234 or (617) 213-8854. The conference call ID number is 74982920.

If you are unable to participate in the call at this time, a replay will be available starting on Wednesday, November 7, 2012 at 11:00 p.m. EST, through 11:59 p.m. EST on Wednesday, November 14, 2012. To access the replay, dial (888) 286-8010 or (617) 801-6888. The conference call ID number is 94453713.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on http://www.media-server.com/m/acs/35bd35c0f4b49c7d96815fe020a68a2a.  Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,”

“anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributed to Vimicro International Corporation and non-GAAP diluted net income /(loss) from continuing operations per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expense. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-

based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.3410 to $1.00 on September 28, 2012.

Company Contact:

Vimicro International Corporation

Mr. David Tang, Chief Financial Officer

Phone: +86 (10) 6894 8888 ext. 7526

E-mail: ir@vimicro.com

Ms. Anita Zhang, IR Associate Manager

Phone: +86 (10) 6894 8888 ext. 7526

E-mail: zhangjiayi@vimicro.com

www.vimicro.com

Investor Contact:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 8573 1014 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Senior Partner & SVP for M.I.

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com
www.ccgir.com

- financial tables follow -

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	9/30/2012	12/31/2011
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	33,192	49,227
Restricted cash	5,201	3,520
Accounts and notes receivable, net of provision for doubtful accounts of $2,070 and $1,822 as of September 30, 2012 and December 31, 2011, respectively	23,126	17,895
Amounts due from related party	7,580	4,831
Inventories	12,886	18,734
Prepayments and other current assets, net of provision for doubtful accounts of $305 and $162 as of September 30, 2012 and December 31, 2011, respectively	2,994	4,057
Asset held-for-sale	6,474	0
Deferred tax assets	357	356
Total current assets	91,810	98,620
Investment in an unconsolidated affiliate	5,612	1,520
Property, equipment and software, net	16,337	14,266
Land use rights	14,675	21,488
Deferred tax assets-non current	112	112
Other assets	1,535	1,291
Total assets	130,081	137,297

Liabilities and Equity

Current liabilities:

Accounts payable	5,111	9,280
Notes payable	0	1,013
Amounts due to related party	672	963
Taxes payable	2,835	1,209
Advances from customers	230	1,916
Accrued expenses and other current liabilities	8,436	8,333
Deferred government grant	9,841	5,910
Total current liabilities	27,125	28,624
Non-current liabilities:
Deferred tax liabilities	33	33
Product warranty	424	300
Long-term bank loan	4,731	0
Total liabilities	32,313	28,957

Commitments and contingencies

Equity:
Ordinary shares,$0.0001 par value, 500,000,000 shares authorized, 118,231,636 and 139,953,296 shares issued and outstanding as of September 30, 2012 and December 31, 2011, respectively	15	15
Additional paid-in capital	160,612	158,879
Treasury stock	(13,254)	(6,490)
Accumulated other comprehensive income	12,695	12,850
Accumulated deficit	(83,704)	(82,630)
Statutory reserve	2,782	2,782
Total equity attributable to Vimicro International Corporation	79,146	85,406
Non-controlling interest	18,622	22,934
Total equity	97,768	108,340

Total liabilities and equity	130,081	137,297

Vimicro International Corporation

Consolidated Statement Of Comprehensive Income/ (loss)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2012 Q3	2012 Q2	2011 Q3
	(unaudited)	(unaudited)	(unaudited)

Net revenue	21,748	19,519	18,921

Cost of revenue	(13,490)	(12,404)	(12,905)

Gross profit	8,258	7,115	6,016

Operating expenses:
Research and development, net	(1,840)	(2,842)	(5,308)
Selling and marketing	(2,484)	(2,159)	(3,261)
General and administrative	(2,452)	(3,047)	(2,758)
Total operating expenses	(6,776)	(8,048)	(11,327)
Income/(loss) from operations	1,482	(933)	(5,311)

Other income:
Interest income	3	125	210
Foreign exchange gain/(loss), net	(87)	(159)	617
Others, net	1	1	5

Income/ (loss) before income taxes and share of profit/ (loss) of an unconsolidated affiliates	1,399	(966)	(4,479)

Income tax (expense)/ beneifit	(227)	(175)	37

Net income/ (loss) before share of profit/ (loss) of an unconsolidated affiliates	1,172	(1,141)	(4,442)

Net income/ (loss) from continuing operations	1,172	(1,141)	(4,442)

Income/ (loss) from discontinued operations, net of income tax	494	(699)	(2,920)

Net income/ (loss)	1,666	(1,840)	(7,362)

Loss attributable to non-controlling interest	(1,277)	(1,497)	(2,096)

Income/ (loss) attributed to Vimicro International Corporation	2,943	(343)	(5,266)

Income/ (loss) per share
continuing operations
Basic	0.02	0.00	(0.02)
Diluted	0.02	0.00	(0.02)
discontinued operations
Basic	0.00	0.00	(0.02)
Diluted	0.00	0.00	(0.02)
Income/ (loss) per share
Basic	0.02	(0.00)	(0.04)
Diluted	0.02	(0.00)	(0.04)

Income/ (loss) per ADS
continuing operations
Basic	0.08	0.01	(0.06)
Diluted	0.08	0.01	(0.06)
discontinued operations
Basic	0.02	(0.02)	(0.08)
Diluted	0.02	(0.02)	(0.08)
Income/ (loss) per ADS
Basic	0.10	(0.01)	(0.14)
Diluted	0.10	(0.01)	(0.14)

Weighted average number of ordinary shares outstanding
Basic	118,625,664	121,877,701	146,852,718
Diluted	121,700,752	121,877,701	146,852,718
Weighted average number of ADS outstanding
Basic	29,656,416	30,469,425	36,713,179
Diluted	30,425,188	30,469,425	36,713,179

Other comprehensive income/ (loss):
Foreign currency translation adjustment	(254)	(175)	1,176

Comprehensive income/ (loss)	1,412	(2,015)	(6,186)
Comprehensive income/ (loss) attributable to non-controlling interest	(1,535)	(1,498)	(1,571)
Comprehensive income/ (loss) attributable to Vimicro International Corporation	2,947	(517)	(4,615)

Components of share-based compensation expenses are included in the following expense captions:
R&D	(220)	(462)	(165)
S&M	(40)	(50)	(15)
G&A	(167)	(560)	(450)
Total	(427)	(1,072)	(630)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data,unaudited)

	Three months ended September 30, 2012			Three months ended June 30, 2012			Three months ended September 30, 2011
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Income/(loss) from continuing operations	1,482	427	1,909	(933)	1,072	139	(5,311)	630	(4,681)

Income/(loss) attributed to Vimicro International Corporation	2,943	427	3,370	(343)	1,072	729	(5,266)	630	(4,636)

Income/(loss) from continuing operations per ADS(**)	0.08	0.01	0.09	0.01	0.04	0.05	(0.06)	0.01	(0.05)

(*) The adjustment is to exclude non-cash share-based compensation for employees and non-employees.

(**) Loss per ADS refers to continuing operations